[Letterhead of Clifford Chance US LLP]

September 13, 2006

Ms. Elaine Wolff

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CB Richard Ellis Realty Trust
Amendment No. 5 to Form S-11
Filed on September 13, 2006
File No. 333-127405

Dear Ms. Wolff:

As counsel to CB Richard Ellis Realty Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-11 (File No. 333-127405) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Jack A. Cuneo of the Company, dated August 4, 2006 (the “August 4 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the August 4 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 5.

We also would like to advise the Staff that the Company’s board of trustees approved a 1.1974571 to 1 share split of the Company’s common shares on September 1, 2006.

We have provided to each of you, Thomas Flinn, Cicely Luckey and David Roberts, a courtesy copy of this letter and two courtesy copies of Amendment No. 5 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on July 27, 2006. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	We note your disclosure on page 88 that you own “[ ]% of the Class A” OP units and that “in [ ] 2006, CBRE REIT Holdings contributed the Class C limited partnership interest it held in CBRE OP, representing 100% of the class C limited partnership interest outstanding, to CBRE OP.” Please revise to fill in the blanks and to explain the terms of this transaction, when it took place and its purpose. Further, please revise to discuss the terms of the Class C interests.

Ms. Elaine Wolff

September 13, 2006

RESPONSE:

In response to the Staff’s comment and as discussed with the Staff, the Company has revised the disclosure as requested.

Summary, page 1

2.	We note your response to comment 5. Please revise to reflect in the organization chart rather than in a footnote the “24.9%” ownership percentage of “Affiliates of the Dealer Manager” in CBRE REIT Holdings, LLC.

RESPONSE:

In response to the Staff’s comment and as discussed with the Staff, the Company has revised the organization chart on page 7 as requested.

3.	We note that in the organizational chart there is currently a dotted line indicating the advisory agreement between the Investment Advisor and the Issuer. Please revise to also include a dotted line indicating the sub-advisory agreement between “Investment Advisor” and the “Affiliates of the Dealer Manager.”

RESPONSE:

In response to the Staff’s comment and as discussed with the Staff, the Company has revised the organization chart on page 7 as requested.

4.	Please revise the footnote disclosure in regards to the organizational chart to disclose such Class A interests in addition to the Class B interest that you disclose. Finally, please fill in the percentage blanks in the chart for the percentage ownership interests by you and CBRE REIT Holdings in the OP.

RESPONSE:

In response to the Staff’s comment and as discussed with the Staff, the Company has revised the organization chart on page 7 as requested.

5.	In light of the sub-advisor’s affiliation with CBRE REIT Holdings and given the amount of fees to be received by the sub-advisor, please revise the fee table to include a separate heading under which you discuss the amount of fees to be received by the sub-advisor.

RESPONSE:

In response to the Staff’s comment and as discussed with the Staff, the Company has expanded the disclosure on pages 9 and 77 as requested.

Prior Performance Summary, page 51

6.

You state that “Appendix A shows relevant summary information concerning the eleven non- public real estate programs with similar investment objectives to ours.” On page 53, you state that one of your objectives is to maximize cash dividends paid to your shareholders. In Table III,

Ms. Elaine Wolff

September 13, 2006

we note that a number of prior programs failed to pay dividends or distributions in any year. Please reconcile these disclosures.

RESPONSE:

In response to the Staff’s comment and as discussed with the Staff, the Company respectfully directs the Staff’s attention to the third paragraph under Prior Performance Summary—Prior Investment Programs on page 51 of the Registration Statement and the sixth paragraph on page A-1 of the Registration Statement for a discussion of how the Company determined which prior programs of CBRE Investors to include in the Company’s Registration Statement.

Partnership Interests in Our Operating Partnership, page 87

7.	In the first full paragraph on page 88, you state that the limited partnership units have “economic terms substantially equivalent to the economic terms of our common shares.” Please revise to define “economic terms.” For instance, but without limitation, please note whether the limited partnership units have the same voting interest as the common shares.

RESPONSE:

In response to the Staff’s comment and as discussed with the Staff, the Company has revised the disclosure on page 88 as requested.

Part II

Item 33. Recent Sales of Unregistered Securities

8.	We note your response to comment 14. Please revise to disclose the consideration received by the OP for the Class B and Class C shares issued to CBRE REIT Holdings.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page II-1 as requested.

Additional Comments from the Staff

As discussed with the Staff by telephone on August 15, 2006, the Company hereby confirms that the issuance of 25,000 units of limited partnership to CBRE REIT Holdings LLC was consummated in July 2004. Accordingly, such units should not be integrated with this offering based on Rule 152. As requested, we have supplementally provided the Staff under separate cover with a copy of the subscription agreement relating to the sale of such units by CBRE OP to CBRE REIT Holdings LLC.

In addition, it is the Company’s view that the exchange of Class C limited partnership interest held by CBRE REIT Holdings LLC for units of limited partnership (the “Exchange”) should not be integrated with this offering based on the application of the five-factor integration test. Among the relevant distinguishing factors are the following: (1) the Exchange is not part of a single plan of financing; (2) the Exchange is not a sale for cash as is the sale of shares in this offering; and (3) the Exchange will be completed prior to commencement of the sale of shares in this offering.

Ms. Elaine Wolff

September 13, 2006

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8209 or Jason D. Myers at 212-878-8324.

Very truly yours,

By: /s/ Robert E. King, Jr.

       Robert E. King, Jr.

cc:	Mr. Thomas Flinn
Ms. Cicely Luckey
Mr. David Roberts
Mr. Jack A. Cuneo
Mr. Jason D. Myers